OPEN MARKET SALE AGREEMENTSM

October 20, 2020

JEFFERIES LLC
520 Madison Avenue

New York, New York 10022

JEFFERIES SECURITIES, INC.

161 Bay Street, Suite 2600

Toronto, Ontario M5J 2S1

NATIONAL BANK OF CANADA FINANCIAL INC.

The Park Avenue Tower, 8th Floor, 65 East 55th Street

New York, NY 10022

NATIONAL BANK FINANCIAL INC.

475 Howe St., Suite 3000

Vancouver, British Columbia V6C 2B3

STIFEL, NICOLAUS & COMPANY, INCORPORATED

7200 Wisconsin Avenue, Suite 310

Bethesda, Maryland 20814

STIFEL NICOLAUS CANADA INC.

145 King Street West, Suite 300

Toronto, Ontario M5H 1J8

CORMARK SECURITIES (USA) LTD.

200 Bay Street, Suite 1800

Toronto, Ontario M5J 2J2

CORMARK SECURITIES INC.

200 Bay Street, Suite 1800

Toronto, Ontario M5J 2J2

BMO CAPITAL MARKETS CORP.

3 Times Square, 25th Floor

New York, New York 10036

BMO NESBITT BURNS INC.

100 King Street West

Toronto, Ontario M5X 2A1

_____________________________________
SM "Open Market Sale Agreement" is a service mark of Jefferies LLC

CANACCORD GENUITY LLC

99 High Street, 11th Floor

Boston, Massachusetts 02110

CANACCORD GENUITY CORP.

161 Bay Street, Suite 3100

Toronto, Ontario M5J 2S1

Ladies and Gentlemen:

Lithium Americas Corp., a company incorporated under the laws of the Province of British Columbia, Canada (the "Company"), proposes, subject to the terms and conditions stated herein, to issue and sell from time to time through Jefferies LLC, National Bank of Canada Financial Inc., Stifel, Nicolaus & Company, Incorporated, Cormark Securities (USA) Ltd., BMO Capital Markets Corp., Canaccord Genuity LLC (collectively, the "U.S. Agents"), National Bank Financial Inc., Jefferies Securities, Inc., Stifel Nicolaus Canada Inc., Cormark Securities Inc., BMO Nesbitt Burns Inc. and Canaccord Genuity Corp. (collectively, the "Canadian Agents" and, together with the U.S. Agents, the "Agents" and each an "Agent"), as sales agents and/or principals, the common shares in the capital of the Company, without par value (the "Common Shares"), having an aggregate offering price of up to US$100,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Common Shares are sold) on the terms set forth in this agreement (this "Agreement").

Section 1.  DEFINITIONS

(a) Certain Definitions.  For purposes of this Agreement, capitalized terms used herein and not otherwise defined shall have the following respective meanings:

"Affiliate" of a Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first- mentioned Person. The term "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Agency Period" means the period commencing on the date of this Agreement and expiring on the earliest to occur of (x) the date on which the Agents shall have placed the Maximum Program Amount pursuant to this Agreement, (y) the date this Agreement is terminated pursuant to Section 7, and (z) November 19, 2022.

"Commission" means the United States Securities and Exchange Commission.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder.

"Floor Price" means the minimum price set by the Company in the Issuance Notice below which the relevant Agent shall not sell Shares during the applicable period set forth in the Issuance Notice, which may be adjusted by the Company at any time during the period set forth in the Issuance Notice by delivering written notice of such change to the relevant Agent.

"Issuance Amount" means the aggregate Sales Price of the Shares to be sold by the Agents pursuant to any Issuance Notice.

"Issuance Notice" means a written notice delivered to any of the Agents by the Company in accordance with this Agreement in the form attached hereto as Exhibit A that is executed by its Chief Executive Officer, Vice Chairman or Chief Financial Officer.

"Issuance Notice Date" means any Trading Day during the Agency Period that an Issuance Notice is delivered pursuant to Section 3(b)(i).

"Maximum Program Amount" means Shares with an aggregate Sales Price of up to US$100,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Shares are sold).

"Mineral Properties" means the Cauchari-Olaroz project and the Thacker Pass project, each as described in the Registration Statement (as defined below) and the Prospectuses (as defined below).

"Net Issuance Price" means the Sales Price less the Selling Commission.

"NYSE" means the New York Stock Exchange.

"Person" means an individual or a corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or other entity of any kind.

"Personal Data" means (i) a natural person's name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver's license number, passport number, credit card number, bank information, or customer or account number; (ii) any information which would qualify as "personally identifying information" under the Federal Trade Commission Act, as amended; (iii) "personal data" as defined by GDPR (defined below); (iv) any information which would qualify as "protected health information" under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, "HIPAA"); and (v) any other piece of information that allows the identification of such natural person, or his or her family, or permits the collection or analysis of any data related to an identified person's health or sexual orientation.

"Sales Price" means the actual sale execution price of each Share placed by any of the Agents pursuant to this Agreement.

"Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

"Selling Commission" means up to three percent (3%) of the gross proceeds of Shares sold pursuant to this Agreement, or as otherwise agreed between the Company and the Agents with respect to any Shares sold pursuant to this Agreement.

"Settlement Date" means the second business day following each Trading Day during the period set forth in the Issuance Notice on which Shares are sold pursuant to this Agreement, when the Company shall deliver to the applicable Agent the number of Shares sold on such Trading Day and such Agent shall deliver to the Company the aggregate Net Issuance Price received on such sales.

"Shares" shall mean the Company's Common Shares issued or issuable pursuant to this Agreement.

"Technical Reports" means the technical report titled "Updated Feasibility Study and Mineral Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina" with an effective date of September 30, 2020 and the technical report titled "Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA" with an effective date of August 1, 2018.

"Trading Day" means any day on which the TSX or the NYSE is open for trading.

"TSX" means the Toronto Stock Exchange.

Section 2.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to, and agrees with, the Agents that as at (1) the date of this Agreement, (2) each Issuance Notice Date, (3) each Settlement Date, (4) each Triggering Event Date on which a certificate is required to be delivered pursuant to Section 4(o), and (5) each Time of Sale (each of the times referenced above is referred to herein as a "Representation Date"), except as may be disclosed in the Registration Statement and the Prospectuses (including any documents incorporated by reference therein and any supplements thereto) on or before a Representation Date, except as any such representation or warranty is, by its express terms, limited to a specific date:

(a) Registration Statement and Prospectuses.  The Company has prepared and filed with the securities regulatory authorities (the "Canadian Qualifying Authorities"), in each of the provinces and territories of Canada (the "Canadian Qualifying Jurisdictions"), a preliminary short form base shelf prospectus dated September 25, 2020 (the "Canadian Preliminary Base Prospectus") and a final short form base shelf prospectus dated October 19, 2020, in respect of an aggregate of up to US$500,000,000 (or the equivalent thereof, at the date of issue, in Canadian dollars or any other currency or currencies, as the case may be) in certain securities of the Company, including the Common Shares (collectively, the "Shelf Securities") in each case in accordance with the applicable securities laws of each of the Canadian Qualifying Jurisdictions and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions (collectively, "Canadian Securities Laws"). The British Columbia Securities Commission (the "Reviewing Authority") is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions in respect of the offering of the Shelf Securities. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued or been deemed to be issued (a "Receipt") (i) by the Reviewing Authority and the regulators in each of the other Canadian Qualifying Jurisdictions for the Canadian Preliminary Base Prospectus, and (ii) by the Reviewing Authority and the regulators in each of the other Canadian Qualifying Jurisdictions for the Canadian Base Prospectus. The term "Canadian Base Prospectus" means the final short form base shelf prospectus dated October 19, 2020 relating to the Shelf Securities, including any documents incorporated by reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") and National Instrument 44-102 - Shelf Distributions ("NI 44-102" and together with NI 44-101, the "Canadian Shelf Procedures"). As used herein, "Canadian Prospectus Supplement" means the prospectus supplement to the Canadian Base Prospectus relating to the Shares, to be filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws; "Canadian Prospectuses" means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement relating to the Shares prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus; and a "Designated News Release" means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company's determination, constitutes a "material fact" (as such term is defined in Canadian Securities Laws) and identified by the Company as a "designated news release" for the purposes of the Canadian Prospectus Supplement and the Canadian Base Prospectus in writing on the face page of the version of such news release that is filed by the Company on the System for Electronic Document Analysis and Retrieval ("SEDAR"). The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference therein and in the Canadian Base Prospectus but only for the purposes of the at-the-market program contemplated by this Agreement.

The Company has also prepared and filed with the Commission, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission (the "MJDS"), a registration statement on Form F-10 (File No. 333-249078) covering the registration of the Shelf Securities under the Securities Act and the rules and regulations (the "Rules and Regulations") of the Commission thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(a) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein pursuant to Item 4 of Form F-10 under the Securities Act at such time, is herein called the "Registration Statement." The Registration Statement at the time it originally became effective is herein called the "Original Registration Statement." The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the "U.S. Base Prospectus." "U.S. Prospectus Supplement" means the Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, to the U.S. Base Prospectus relating to the offering of the Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; and "U.S. Prospectuses" means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement relating to the Shares prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus.

As used herein, "Base Prospectuses" means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; "Prospectus Supplements" means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement; and "Prospectuses" means, collectively, the Canadian Prospectuses and the U.S. Prospectuses. Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectuses or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Authority on SEDAR and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectuses or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System ("EDGAR").

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is "contained," "included" or "stated" in the Registration Statement or the U.S. Prospectuses (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference into or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement or the U.S. Prospectuses, as the case may be, as of any specified date. All references in this Agreement to financial statements and other information which is "described," "contained," "included" or "stated" in the Canadian Prospectuses (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference into or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectuses, as the case may be, as of any specified date.

(b) Compliance with Registration Requirements.  The Company meets the general eligibility requirements for the use of the Canadian Shelf Procedures and for the use of a short form base shelf prospectus with respect to a distribution of securities. The Reviewing Authority has issued the Receipt on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus. Subsequent to the issuance of the Receipt for the Canadian Base Prospectus, no other document with respect to the Canadian Base Prospectus has heretofore been filed with the Canadian Qualifying Authorities, except for any document filed with the Canadian Qualifying Authorities subsequent to the date of such Receipt in the form heretofore delivered to the Agents or made available to the Agents on SEDAR. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares or any other securities of the Company has been issued or made by any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority and no proceedings for that purpose have been initiated or are pending or, to the knowledge of the Company, are contemplated or threatened by any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority, and any request made to the Company on the part of any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority for additional information has been complied with.

The Original Registration Statement has been declared effective by the Commission under the Securities Act. At the time of filing the Registration Statement the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Securities Act. The Registration Statement has become effective pursuant to Rule 467(a) under the Securities Act. The Company has complied to the Commission's satisfaction with all requests of the Commission for additional or supplemental information. Any amendment or supplement to the Registration Statement or the U.S. Prospectuses required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or, to the knowledge of the Company, threatened by the Commission. No order preventing or suspending the use of the U.S. Prospectuses or any Free Writing Prospectus (defined below) has been issued by the Commission. Copies of all filings made by the Company under the Securities Act and all documents that were filed with the Commission have either been delivered to the Agents or made available to the Agents on EDGAR. Copies of all filings made by the Company under the Canadian Securities Laws that were filed or furnished with the Commission have either been delivered to the Agents or made available to the Agents on SEDAR. For the purposes of this Agreement, the "Applicable Time" means, with respect to any offer and sale of Shares, the time of sale of such Shares pursuant to this Agreement.

The Canadian Prospectuses, at the time of filing thereof with the Canadian Qualifying Authorities, complied and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectuses, as amended or supplemented, as of their respective dates, did not, and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectuses, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Company in writing by or on behalf of the Agents expressly for use therein. The U.S. Prospectuses, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectuses, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations.

The U.S. Prospectuses when filed complied in all material respects with the Securities Act and, if filed with the Commission through EDGAR (except as may be permitted by Regulation S-T under the Securities Act), were identical to the copy thereof delivered to the Agents for use in connection with the issuance and sale of the Shares.

Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective and at all subsequent times, complied and will comply in all material respects with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. As of the date of this Agreement, the U.S. Prospectuses and any Free Writing Prospectus considered together (collectively, the "Time of Sale Information") did not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The U.S. Prospectuses, as amended or supplemented, as of their respective dates and at all subsequent times, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the three immediately preceding sentences do not apply to statements in or omissions from the Registration Statement or any post-effective amendment thereto, or the U.S. Prospectuses, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Company in writing by the Agents expressly for use therein. There are no material contracts or other documents required to be described in the Prospectuses or to be filed as exhibits to the Registration Statement which have not been described or filed as required.

(c) Ineligible Issuer Status. The Company is not an "ineligible issuer" in connection with the offering of the Shares pursuant to Rules 164, 405 and 433 under the Securities Act.  Any Free Writing Prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act.  Each Free Writing Prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of Rule 433 under the Securities Act including timely filing with the Commission or retention where required and legending, and each such Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the issuance and sale of the Shares did not, does not and will not include any information that conflicted, conflicts with or will conflict with the information contained in the Registration Statement or the Prospectuses, including any document incorporated by reference therein.  Except for the Free Writing Prospectuses, if any, and electronic road shows, if any, furnished to the Agents before first use, the Company has not prepared, used or referred to, and will not, without the Agents' prior consent, prepare, use or refer to, any Free Writing Prospectus in connection with the offering contemplated under this Agreement.

(d) Incorporated Documents. The documents incorporated or deemed to be incorporated by reference into the Registration Statement and the Prospectuses, at the time they were filed with the Commission or the Canadian Qualifying Authorities, as applicable, complied in all material respects with the requirements of the Exchange Act and Canadian Securities Laws, as applicable, and, when read together with the other information in the Prospectuses, do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or contain a misrepresentation, as defined under Canadian Securities Laws.

(e) Compliance.  The documents incorporated or deemed to be incorporated by reference into the Registration Statement and the Prospectuses, at the time they were or hereafter are filed with the Commission or the Canadian Qualifying Authorities, as applicable, and any Free Writing Prospectus or amendment or supplement to the U.S. Prospectuses, complied and will comply in all material respects with the requirements of the Exchange Act and Canadian Securities Laws, as applicable, and, when read together with the other information in the Prospectuses, at the time the Registration Statement and any amendments thereto become effective and on the date the receipt was issued for the Canadian Base Prospectus and at each Settlement Date, as the case may be, will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make a statement therein, in the light of the circumstances in which it was made, not misleading or contain a misrepresentation, as defined under Canadian Securities Laws.

(f) Statistical and Market-Related Data.  Any statistical, demographic and market-related data included in the Registration Statement or the Prospectuses are based on or derived from sources that the Company believes to be reliable and accurate in all material respects.  To the extent required under applicable laws, the Company has obtained the written consent for the use of such data from such sources.

(g) Disclosure Controls and Procedures; Deficiencies in or Changes to Internal Control Over Financial Reporting.  The Company and its subsidiaries, on a consolidated basis, have established and maintain disclosure controls and procedures (as defined in Canadian Securities Laws and applicable U.S. securities laws) that (i) are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Canadian Securities Laws and applicable U.S. securities laws is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Laws and applicable U.S. securities laws and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Canadian Securities Laws and applicable U.S. securities laws is accumulated and communicated to the Company's management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of the Company for effectiveness in accordance with Canadian Securities Laws and applicable U.S. securities laws as of the end of the Company's most recent audited fiscal year; and (iii) are effective in all material respects to perform the functions for which they were established as of the end of the Company's most recent audited fiscal year. Since the end of the Company's most recent audited fiscal year up to the end of the Company's most recent reported interim financial period, other than as may be publicly disclosed by the Company, there have been no significant limitations or material weaknesses, in each case, in the Company's design of its internal control over financial reporting (whether or not remediated) and no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

(h) This Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(i) Authorization of the Shares. The Shares have been duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company against payment therefor pursuant to this Agreement, will be validly issued, fully paid and non-assessable, and the issuance and sale of the Shares is not subject to any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase the Shares.

(j) No Applicable Registration or Other Similar Rights.  There are no persons with registration or other similar rights to have any equity or debt securities registered for sale under the Registration Statement or the Prospectuses or included in the offering contemplated by this Agreement, except where the failure to receive a waiver of such rights would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change.

(k) No Material Adverse Change.  Except as otherwise disclosed in the Registration Statement and the Prospectuses, subsequent to the respective dates as of which information is given in the Registration Statement and the Prospectuses: (i) there has been no material adverse change, or any development that would reasonably be expected to result in a material adverse change, in (A) the condition, financial or otherwise, or in the earnings, business, properties, operations, operating results, assets, liabilities or prospects, whether or not arising from transactions in the ordinary course of business, of the Company and its subsidiaries, considered as one entity, or (B) the ability of the Company to consummate the transactions contemplated by this Agreement or perform its obligations hereunder (any such change being referred to herein as a "Material Adverse Change"); and (ii) there has not been any material increase in any short-term or long-term indebtedness of the Company or its subsidiaries, considered on a consolidated basis, and there has been no dividend or distribution of any kind declared, paid or made by the Company or, except for dividends paid to the Company or other subsidiaries, by any of the Company's subsidiaries on any class of capital stock, or any repurchase or redemption by the Company or any of its subsidiaries of any class of capital stock.

(l) Independent Auditors; No Reportable Event. PricewaterhouseCoopers LLP, which has expressed its opinion with respect to the annual consolidated financial statements (which term as used in this Agreement includes the related notes thereto) contained or incorporated by reference into the Registration Statement and Prospectuses, are independent auditors with respect to the Company and its subsidiaries as required under applicable Canadian Securities Laws and within the applicable rules and regulations adopted by the Commission and as required by the Securities Act. There has not been a "reportable event" (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")) between the Company and PricewaterhouseCoopers LLP.

(m) Financial Statements.  The financial statements filed with the Commission and the Canadian Qualifying Authorities and which are a part of or incorporated by reference into the Registration Statement and the Prospectuses, as applicable, present fairly in all material respects the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations, changes in stockholders' equity and cash flows for the periods specified. Such financial statements have been prepared in all material respects in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto.  The interactive data in eXtensible Business Reporting Language included or incorporated by reference into the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission's rules and guidelines applicable thereto.  No other financial statements or supporting schedules are required to be included or incorporated by reference into the Registration Statement or the Prospectuses under Canadian Securities Laws.  The financial data set forth in each of the Registration Statement and the Prospectuses under the caption "Consolidated Capitalization" fairly presents in all material respects the information set forth therein on a basis consistent with that of the financial statements contained or incorporated by reference into the Registration Statement and the Prospectuses, as applicable.

(n) Company's Accounting System.  The Company and each of its subsidiaries make and keep accurate books and records and maintain a system of internal accounting controls sufficient to provide reasonable assurance that:  (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) the interactive data in eXtensible Business Reporting Language included or incorporated by reference into the Registration Statement and the Prospectuses fairly presents the information called for in all material respects and was prepared in accordance with Canadian Securities Laws and the Commission's rules and guidelines applicable thereto.

(o) Incorporation and Good Standing of the Company.  The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement and the Prospectuses and to enter into and perform its obligations under this Agreement.  The Company is duly qualified as a corporation to transact business and is in good standing in British Columbia, Canada and each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified or in good standing in a jurisdiction outside of British Columbia, Canada would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change.

(p) Subsidiaries.  Each of the Company's "subsidiaries" (for purposes of this Agreement "subsidiaries" means: Lithium Nevada Corp., KV Project LLC, 2265866 Ontario, Inc., Exar Capital B.V. and Minera Exar S.A.) has been duly incorporated or organized, as the case may be, and is validly existing as a corporation, partnership or limited liability company, as applicable, in good standing under the laws of the jurisdiction of its incorporation or organization and has the power and authority (corporate or other) to own, lease and operate its properties and to conduct its business as described in the Registration Statement and the Prospectuses.  Each of the Company's subsidiaries is duly qualified as a corporation, partnership or limited liability company, as applicable, to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change (except as otherwise disclosed in the Registration Statement and the Prospectuses). All of the issued and outstanding capital stock or other equity or ownership interests of each of the Company's subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company, directly or through subsidiaries (except as otherwise disclosed in the Registration Statement and the Prospectuses), free and clear of any security interest, mortgage, pledge, lien, encumbrance or adverse claim.  None of the outstanding capital stock or equity interest in any subsidiary was issued in violation of pre-emptive or similar rights of any security holder of such subsidiary. The constitutive or organizational documents of each of the subsidiaries comply in all material respects with the requirements of applicable laws of its jurisdiction of incorporation or organization and are in full force and effect.

(q) Capitalization and Other Capital Stock Matters. The authorized, issued and outstanding share capital of the Company is as set forth in the Registration Statement and the Prospectuses (other than for subsequent issuances, if any, (i) pursuant to this Agreement, (ii) pursuant to employee benefit plans and other security-based compensation arrangements described in the Registration Statement and the Prospectuses, (iii) pursuant to the exercise of outstanding options, warrants or other convertible or exchangeable securities described in the Registration Statement and the Prospectuses or (iv) in accordance with Section 4(w) of this Agreement). The Common Shares (including the Shares) conform in all material respects to the description thereof contained in the Prospectuses. All of the issued and outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable and have been issued in compliance with the Business Corporations Act (British Columbia). None of the outstanding Common Shares was issued in violation of any pre-emptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company. There are no authorized or outstanding options, warrants, pre-emptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any shares of the Company or any of its subsidiaries other than those described in the Registration Statement and the Prospectuses (other than for subsequent issuances, if any, in accordance with Section 4(w) of this Agreement). The description of the Company's stock option plan and other security-based compensation arrangements, and the options or other rights granted thereunder, set forth in the Registration Statement and the Prospectuses fairly presents in all material respects the information required to be shown with respect to such plans, arrangements, options and rights.

(r) Stock Exchange Listing. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on the NYSE and the TSX and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or delisting the Common Shares from the NYSE or the TSX, nor has the Company received any notification that the Commission, the NYSE or the TSX is contemplating terminating such registration or listing. To the Company's knowledge, it is in compliance with all applicable listing requirements of the NYSE and the TSX.

(s) Non-Contravention of Existing Instruments; No Further Authorizations or Approvals Required.  Neither the Company nor any of its subsidiaries is in violation of its charter or by-laws, partnership agreement or operating agreement or similar organizational documents, as applicable, or is in default (or, with the giving of notice or lapse of time, would be in default) ("Default") under any indenture, loan, credit agreement, note, lease, license agreement, contract, franchise or other instrument (including, without limitation, any pledge agreement, security agreement, mortgage or other instrument or agreement evidencing, guaranteeing, securing or relating to indebtedness) to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound, or to which any of their respective properties or assets are subject (each, an "Existing Instrument"), except for such Defaults as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. The Company's execution, delivery and performance of this Agreement, consummation of the transactions contemplated hereby and by the Registration Statement and the Prospectuses and the issuance and sale of the Shares (including the use of proceeds from the sale of the Shares as described in the Registration Statement and the Prospectus under the caption "Use of Proceeds") (i) have been duly authorized by all necessary corporate action and will not result in any violation of the provisions of the charter or by-laws, partnership agreement or operating agreement or similar organizational documents, as applicable, of the Company or any subsidiary, (ii) will not conflict with or constitute a breach of, or Default or a Debt Repayment Triggering Event (defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change, and (iii) will not result in any violation of any law, administrative regulation or administrative or court decree applicable to the Company or any of its subsidiaries that would reasonably be expected to result in a Material Adverse Change.  No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency, is required for the Company's execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby and by the Registration Statement and the Prospectuses, except such as have been obtained or made by the Company and are in full force and effect under the Securities Act and Canadian Securities Laws and such as may be required under applicable state securities or blue sky laws or FINRA (defined below). As used herein, a "Debt Repayment Triggering Event" means any event or condition which gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.

(t) No Material Actions or Proceedings.  Except as otherwise disclosed in the Prospectuses, there is no action, suit, proceeding, inquiry or investigation brought by or before any legal or governmental entity now pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries, which would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change.  No material labor dispute with the employees of the Company or any of its subsidiaries, or with the employees of any principal supplier, manufacturer, customer or contractor of the Company, exists or, to the knowledge of the Company, is threatened or imminent.

(u) Intellectual Property Rights.  The Company and each of its subsidiaries own or possess the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and rights necessary for the conduct of their respective businesses, except where the failure to so own, possess or acquire would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change, and, to the knowledge of the Company, there is no claim to the contrary or any challenge by any other person to the rights of the Company and any subsidiary with respect to the foregoing. The Company's business, including that of each of its subsidiaries, as now conducted does not, and as currently proposed to be conducted is not reasonably expected to, infringe or conflict with patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any person that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. No claim has been made against the Company or any of its subsidiaries alleging the infringement by the Company or any subsidiary of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person.

(v) All Necessary Permits, etc.  Except as otherwise disclosed in the Prospectuses, the Company and each subsidiary possess such valid and current certificates, authorizations or permits required by state, provincial, federal or foreign regulatory agencies or bodies to conduct their respective businesses as currently conducted and as described in the Registration Statement or the Prospectuses ("Permits"), except where the failure to possess such Permits or of such Permits to be valid and current would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change.  Neither the Company nor any of its subsidiaries is in violation of, or in default under, any of the Permits or has received any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such Permit which if the subject of an unfavorable decision, ruling or finding, would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change.

(w) Title to Properties.  The Company and its subsidiaries, taken as a whole (i) own, control or have legal rights to, through mining claims of various types and descriptions or otherwise, all of the rights, titles and interests materially necessary or appropriate to authorize and enable it to access and carry on the material mineral exploration and/or mining, development and commissioning activities as currently being undertaken on the Mineral Properties, (ii) have obtained or expect to obtain (upon performance of all conditions precedent) such rights, titles and interests as may be reasonably required to implement their plans on such properties, and (iii) are not in material default of such rights, titles and interests. All assessments or other work required to be performed in relation to the material mining claims and the material Mining Rights (defined below) of the Company in order to maintain the Company's interest therein, if any, have been performed to date and/or are in the process to be performed in accordance with the laws of the jurisdiction where such subsidiary operates and the Company and each subsidiary has complied in all material respects  with all applicable governmental laws, regulations and policies in this connection as well as with regard to legal, contractual obligations to third parties in this connection except in respect of mining claims and Mining Rights that the Company or any of its subsidiaries intends to abandon or relinquish and except for any non-compliance which would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. All such mining claims and Mining Rights are in good standing in all material respects.

(x) Exploration and Development. All exploration and development operations on the properties of the Company and its subsidiaries, including all operations and activities relating to the construction, development and commissioning of the Mineral Properties, have been conducted in all material respects in accordance with good exploration, development and engineering practices and all applicable material workers' compensation and health and safety and workplace laws, regulations and policies have been complied with in all material respects.

(y) Mining Rights. Except as disclosed in the Registration Statement and the Prospectuses, the Company and the subsidiaries are the  legal and beneficial owners of the mining lease and mining claims relating to the Mineral Properties (collectively, "Mining Rights") in respect of the mineral rights located in the Mineral Properties under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company or its subsidiaries, as applicable, to access, explore for, mine and develop the mineral deposits relating thereto, free and clear of any liens, charges or encumbrances and no material commission, royalty, license fee or similar payment to any person with respect to the Mineral Properties is payable, except which would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. All material Mining Rights in which the Company or its subsidiaries hold an interest or right have been validly registered and recorded in accordance in all material respects with all applicable laws and are valid and subsisting. The Company and its subsidiaries have or  expect to obtain all necessary surface rights, access rights and other necessary rights and interests relating to the Mineral Properties granting the Company or its subsidiaries the right and ability to access, explore for, mine and develop the mineral deposits as are appropriate in view of the rights and interests therein of the Company or its subsidiaries, with only such exceptions as do not unreasonably interfere with the use made by the Company or its subsidiaries of the rights or interest so held; and each of the Mining Rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Company or its subsidiaries, as applicable, except where the failure to be in good standing would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change.

(z) Mineral Properties Disclosure. The disclosure of the Mineral Properties and Mining Rights of the Company and its subsidiaries in the Prospectuses constitutes an accurate description in all material respects of the Mineral Properties and all material Mining Rights held by the Company and its subsidiaries, no other property or assets are necessary for the conduct of the business of the Company and its subsidiaries as currently conducted, and the Company does not know of any claim or the basis for any claim, including a claim with respect to aboriginal or native rights, that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change on the right thereof to use, transfer or otherwise explore for mineral deposits on such Mineral Property.

(aa) Technical Reports. The Technical Reports were in compliance in all material respects with the requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") at the time of filing thereof. The Company made available to the authors of the Technical Reports, prior to the issuance of such reports, for the purpose of preparing such reports, all information requested by the authors, which information did not contain any material misstatement or omission at the time such information was so provided.

The Company is in compliance with the provisions of NI 43-101 and has filed all technical reports required thereby and there has been no material change that would require the filing of a new technical report under NI 43-101. All scientific and technical information set forth in the Registration Statement and Prospectuses has been reviewed by a "qualified person" as required under NI 43-101 and has been prepared in accordance with Canadian industry standards set forth in NI 43-101. The Company has no reason to believe that all of the assumptions underlying the mineral resource and mineral reserve estimates associated with the Mineral Properties contained in the Registration Statement and Prospectuses are not reasonable and appropriate.

(bb) Tax Law Compliance.  The Company and its subsidiaries have filed all necessary federal, provincial, state and foreign income and franchise tax returns or have properly requested extensions thereof and have paid all taxes required to be paid by any of them and, if due and payable, any related or similar assessment, fine or penalty levied against any of them except as may be being contested in good faith and by appropriate proceedings (except in any case in which the failure to do so would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change). The Company has made adequate charges, accruals and reserves in the applicable financial statements referred to in Section 2(m) above in respect of all federal, provincial, state and foreign income taxes for all periods as to which the tax liability of the Company or any of its subsidiaries has not been finally determined.

(cc) Company Not an "Investment Company."  The Company is not, and will not be, either after receipt of payment for the Shares or after the application of the proceeds therefrom as described under "Use of Proceeds" in the Registration Statement or the Prospectus, required to register as an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act").

(dd) PFIC Status. The Company believes that it was a "passive foreign investment company" ("PFIC") as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended (the "Code") for its most recently completed tax year, and based on current business plans and financial expectations, the Company expects that it may be a PFIC for its current tax year and may be a PFIC in future tax years.

(ee) Insurance.  Except as otherwise disclosed in the Prospectuses, each of the Company and its subsidiaries are insured by recognized and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses including, but not limited to, policies covering real and personal property owned or leased by the Company and its subsidiaries against theft, damage, destruction, acts of vandalism and earthquakes.  The Company has no reason to believe that it or any of its subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire, or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change.  Neither the Company nor any of its subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

(ff) No Price Stabilization or Manipulation; Compliance with Regulation M.  Neither the Company nor any of its subsidiaries has taken, directly or indirectly, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Common Shares or of any "reference security" (as defined in Rule 100 of Regulation M under the Exchange Act ("Regulation M")) with respect to the Common Shares, whether to facilitate the sale or resale of the Shares or otherwise, and has taken no action which would directly or indirectly violate Regulation M.

(gg) Related Party Transactions.  All business relationships and related-party transactions involving the Company or any of its subsidiaries or any other person required to be described in the Registration Statement or the Prospectuses have been described as required in all material respects.

(hh) FINRA Matters.  All of the information provided to the Agents or to counsel for the Agents by or on behalf of the Company in connection with the offering of the Shares is true, complete, correct and compliant with Financial Industry Regulatory Authority, Inc.'s ("FINRA") rules and any letters, filings or other supplemental information provided to FINRA pursuant to FINRA Rules is true, complete and correct.

(ii) No Unlawful Contributions or Other Payments.  Except as otherwise disclosed in the Prospectuses, neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any employee or agent of the Company or any subsidiary, has made any contribution or other payment to any official of, or candidate for, any federal, state or foreign office in violation of any law or of the character required to be disclosed in the Registration Statement and the Prospectuses.

(jj) Compliance with Environmental Laws.  The Company and each subsidiary is in material compliance with all applicable federal, state, provincial, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, having jurisdiction in the State of Nevada, United States or Jujuy, Argentina, (the "Environmental Laws") relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance ("Hazardous Substances"). The Company and each subsidiary has, collectively, obtained all required material Permits and/or expects to receive all renewals for material Permits, including all material Permits required by any Environmental Laws ("Environmental Permits"), necessary as at the date hereof for the operation of the businesses carried on or proposed to be commenced by the Company and the subsidiaries, including access to and the construction, commissioning and operation of the Mineral Properties, and each material Permit, including Environmental Permits, is valid, subsisting and in good standing and neither the Company nor any such subsidiary is in material default or breach of any material Permit, including any Environmental Permit, and no proceeding is pending or, to the knowledge of the Company, threatened to revoke or limit any material Permit, including any Environmental Permit. No approval, consent or authorization of any aboriginal or native group is pending for the operation of the businesses carried on or proposed to be commenced by the Company or any of its subsidiaries, including access to and the construction, commissioning and operation of the Mineral Properties. Neither the Company nor any of its subsidiaries has used, except in material compliance with all Environmental Laws and Environmental Permits, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance, except where such use would not reasonably be expected to result in a Material Adverse Change. Neither the Company nor any of its subsidiaries, including if applicable, any predecessor companies, have received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Law, and neither the Company nor any of its subsidiaries, including if applicable, any predecessor companies, have settled any allegation of material non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or any subsidiary, nor has the Company or any subsidiary received notice of any of the same. Except as ordinarily or customarily required by applicable Permits, neither the Company nor any of its subsidiaries has received any notice wherein it is alleged or stated that it is potentially responsible in a material amount for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws. There are no environmental audits, evaluations, assessments, studies or tests relating to the Company or any of its subsidiaries except for ongoing assessments conducted by or on behalf of the Company in the ordinary course.

(kk) Periodic Review of Costs of Environmental Compliance.  In the ordinary course of its business, the Company conducts a periodic review of the effect of Environmental Laws on the business, operations and properties of the Company and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). No facts or circumstances have come to the Company's attention that could result in costs or liabilities that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change.

(ll) ERISA Compliance; Employee Plans.  Neither the Company nor any of its subsidiaries is subject to the standards of Section 302 of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with respect to each "pension plan" (as defined in Section 3(2) of ERISA), which the Company and its subsidiaries sponsors or maintains, or with respect to which it has (or within the last three years had) any obligation to make contributions. Each material plan for bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company or its subsidiaries for the benefit of any current or former director, officer or employee of the Company or its subsidiaries, as applicable (the "Employee Plans"), has been maintained in all material respects in accordance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(mm) Brokers.  Except as otherwise disclosed in the Prospectuses, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder's fee or other fee or commission as a result of any transactions contemplated by this Agreement.

(nn) No Outstanding Loans or Other Extensions of Credit with Directors or Executive Officers.  The Company does not have any outstanding extension of credit, in the form of a personal loan, to or for any director or executive officer of the Company except for such extensions of credit as are expressly permitted by Section 13(k) of the Exchange Act.

(oo) Compliance with Laws.  The Company and its subsidiaries have been and are in compliance with all applicable laws, rules and regulations, except where failure to be so in compliance would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change.

(pp) Dividend Restrictions.  Except Minera Exar S.A., no subsidiary of the Company is prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such subsidiary's equity securities or from repaying to the Company or any other subsidiary of the Company any amounts that may from time to time become due under any loans or advances to such subsidiary from the Company or from transferring any property or assets to the Company or to any other subsidiary.

(qq) Anti-Corruption and Anti-Bribery Laws.  Neither the Company nor any of its subsidiaries nor any director, officer, or employee of the Company or any of its subsidiaries, nor to the knowledge of the Company, any agent, affiliate or other person acting on behalf of the Company or any of its subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made or taken any act in furtherance of an offer, promise, or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any government-owned or controlled entity or public international organization, or any political party, party official, or candidate for political office; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the Corruption of Foreign Public Officials Act (Canada) (the "CFPOA"), the UK Bribery Act 2010, or any other applicable anti-bribery or anti-corruption law; or (iv) made, offered, authorized, requested, or taken an act in furtherance of any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment or benefit.  The Company and its subsidiaries and, to the knowledge of the Company, the Company's affiliates have conducted their respective businesses in compliance with the FCPA and CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(rr) Money Laundering Laws.  The operations of the Company and its subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(ss) Sanctions.  Neither the Company nor any of its subsidiaries, directors, officers, or employees, nor, to the knowledge of the Company, after reasonable inquiry, any agent, affiliate or other person acting on behalf of the Company or any of its subsidiaries is currently the subject or the target of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury ("OFAC") or the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty's Treasury of the United Kingdom, or other relevant sanctions authority (collectively, "Sanctions"); nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Crimea, Cuba, Iran, North Korea, and Syria; and the Company will not directly or indirectly use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, or any joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that at the time of such financing, is the subject or the target of Sanctions or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as underwriter, advisor, investor or otherwise) of applicable Sanctions.  For the past five years, the Company and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any sanctioned country.

(tt) Sarbanes-Oxley.  The Company is in compliance, in all material respects, with all applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

(uu) Duties, Transfer Taxes, Etc. No stamp or other issuance or transfer taxes or duties are payable by the Agents to the United States, Canada or any political subdivision or taxing authority thereof or therein in connection with the execution, delivery or performance of this Agreement by the Company or the sale and delivery by the Company of the Shares.

(vv) Withholding Taxes. No withholding tax imposed under the federal laws of Canada or the laws of the Provinces of Ontario, British Columbia and Alberta will be payable in respect of any commission or fee to be paid by the Company pursuant to this Agreement to the Agents that are "non-residents" within the meaning of the Income Tax Act (Canada) provided any such commission or fee is payable in respect of services rendered by such Agents wholly outside of Canada and are performed in the ordinary course of business carried on by the Agents that includes the performance of such services for a fee and any such amount is reasonable in the circumstances.

(ww) Canadian Reporting Issuer. The Company is a reporting issuer (or the equivalent thereof) in each Canadian Qualifying Jurisdiction and is not noted in default on the list of reporting issuers maintained by the applicable authorities in each Canadian Qualifying Jurisdiction that maintains such a list. The Company has not filed any confidential material change reports which remain confidential at the date hereof.

(xx) Cybersecurity. Except as disclosed in the Registration Statement and the Prospectus, (x) there has been no material security breach or other material compromise of or relating to any of the Company's or any of its subsidiaries' information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, "IT Systems and Data") and (y) the Company and its subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any material security breach or other material compromise to their IT Systems and Data; (ii) the Company and its subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change; and (iii) the Company and its subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices.

(yy) Compliance with Data Privacy Laws. The Company and its subsidiaries are, and at all prior times were, in material compliance with all applicable state and federal data privacy and security laws and regulations, including without limitation HIPAA, and the Company and its subsidiaries have taken commercially reasonable actions to prepare to comply with, and since May 25, 2018, have been and currently are in compliance with, the European Union General Data Protection Regulation ("GDPR") (EU 2016/679), to the extent the GDPR applies to the Company (collectively, the "Privacy Laws"). To ensure compliance with the Privacy Laws, the Company and its subsidiaries have in place, comply with, and take appropriate steps reasonably designed to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling, and analysis of Personal Data (the "Policies"). The Company and its subsidiaries have at all times made all material disclosures to users or customers required by applicable laws and regulatory rules or requirements, and none of such disclosures made or contained in any Policy have, to the knowledge of the Company, been inaccurate or in violation of any applicable laws and regulatory rules or requirements in any material respect. The Company further certifies that neither it nor any subsidiary: (i) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law, except with respect to subsection (i), (ii) and (iii) as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change.

(zz) Other Underwriting Agreements. The Company is not a party to any agreement with an agent or underwriter for any other "at the market" or continuous equity transaction.

Any certificate signed by any officer or other authorized representative of the Company or any of its subsidiaries and addressed and delivered to the Agents in connection with an issuance of Shares shall be deemed a representation and warranty by the Company to the Agents as to the matters covered thereby on the date of such certificate.

The Company acknowledges that the Agents and, for purposes of the opinions to be delivered pursuant to Section 4(p) hereof, counsel to the Company and counsel to the Agents, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

Section 3.  ISSUANCE AND SALE OF COMMON SHARES

(a) Sale of Securities.  On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Agents agree that the Company may from time to time seek to sell Shares through any of the Agents, acting as sales agent, or directly to any of the Agents, acting as principals, as follows, with an aggregate Sales Price of up to the Maximum Program Amount, based on and in accordance with Issuance Notices as the Company may deliver, during the Agency Period.

(b) Mechanics of Issuances.

 (i)  Issuance Notice.  Upon the terms and subject to the conditions set forth herein, on any Trading Day during the Agency Period on which the conditions set forth in Section 5(a) and Section 5(b) shall have been satisfied, the Company may exercise its right to request an issuance of Shares by delivering to the applicable Agent an Issuance Notice; provided, however, that (A) in no event may the Company deliver an Issuance Notice to the extent that (I) the sum of (x) the aggregate Sales Price of the requested Issuance Amount, plus (y) the aggregate Sales Price of all Shares issued under all previous Issuance Notices effected pursuant to this Agreement, would exceed the Maximum Program Amount; and (B) prior to delivery of any Issuance Notice, the period set forth for any previous Issuance Notice shall have expired or been terminated. An Issuance Notice shall be considered delivered on the Trading Day that it is received by e-mail to the persons set forth in Schedule A hereto and confirmed by the Company by telephone (including a voicemail message to the persons so identified), with the understanding that, with adequate prior written notice, the Agents may modify the list of such persons from time to time.

 (ii) Agent Efforts.  Upon the terms and subject to the conditions set forth in this Agreement, upon the receipt of an Issuance Notice, the receiving Agent will use its commercially reasonable efforts consistent with its normal sales and trading practices to place the Shares with respect to which the Agent has agreed to act as sales agent, subject to and in compliance with all applicable laws and subject to, and in accordance with the information specified in, the Issuance Notice, unless the sale of the Shares described therein has been suspended, cancelled or otherwise terminated in accordance with the terms of this Agreement.  For the avoidance of doubt, the parties to this Agreement may modify an Issuance Notice at any time provided they both agree in writing to any such modification.

 (iii) Method of Offer and Sale.  The Shares may be offered and sold (A) in privately negotiated transactions with the consent of the Company; (B) as block transactions; (C) by the Canadian Agents, on the TSX or on any other "marketplace" (as such term is defined in NI 21-101 - Marketplace Operation ("NI 21-101") in Canada (a "Canadian Marketplace"), (D) by the U.S. Agents, on the NYSE or on any other "marketplace" (as such term is defined in NI 21-101) in the United States, (E) by any other method permitted by law deemed to be an "at the market offering" as defined in Rule 415(a)(4) under the Securities Act, or sales made into any other existing trading market of the Common Shares, or (F) by any method permitted by law that constitutes an "at-the-market distribution" under NI 44-102. Subject to compliance by the applicable Agent with the applicable Issuance Notice, nothing in this Agreement shall be deemed to require either party to agree to the method of offer and sale specified in the preceding sentence, and (except as specified in clauses (A) and (B) above) the method of placement of any Shares by the Agents shall be at the Agents' discretion.

 (iv) Confirmation to the Company.  If acting as sales agent hereunder, each applicable Agent will provide written confirmation to the Company no later than the opening of the Trading Day next following the Trading Day on which it has placed Shares hereunder setting forth the number of shares sold on such Trading Day, the corresponding average Sales Price, the aggregate gross proceeds, the total fees payable to the Agents (the Selling Commission plus any additional fees) and the Net Issuance Price payable to the Company in respect thereof. The applicable Agent will deliver to the Company, for each fiscal quarter of the Company and fiscal year of the Company during which Shares are sold pursuant to this Agreement, and otherwise as reasonably requested by the Company to enable the Company to meet its quarterly and annual or other reporting requirements under Canadian Securities Laws or any applicable requirements of the TSX or NYSE, within three Trading Days (or such lesser number of days as agreed to by the Company and the applicable Agent) after the end of the fiscal quarter or fiscal year, a report stating the number of Shares distributed pursuant to this Agreement during such fiscal quarter or fiscal year, together with such information as specified in Section 4(a), calculated on a quarterly basis or annual basis, as applicable.

 (v) Settlement.  Each issuance of Shares will be settled on the applicable Settlement Date for such issuance of Shares and, subject to the provisions of Section 5, on or before each Settlement Date, the Company will, or will cause its transfer agent to, electronically issue and transfer the Shares being sold by crediting the relevant Agent or its designee's account at The Depository Trust Company through its Deposit/Withdrawal At Custodian (DWAC) System for Shares sold in the United States and at CDS Clearing and Depositary Services Inc. through its CDSX system for Shares sold in Canada, or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Shares, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, the relevant Agent will deliver, by wire transfer of immediately available funds, the related aggregate Net Issuance Price in same day funds delivered to an account designated by the Company prior to the Settlement Date.  The Company may sell Shares to such Agent as principal at a price agreed upon at each relevant time Shares are sold pursuant to this Agreement (each, a "Time of Sale").

 (vi) Suspension or Termination of Sales.  Consistent with standard market settlement practices, the Company or the applicable Agent may, upon notice to the other party hereto in writing or by telephone (confirmed immediately by verifiable email), suspend any sale of Shares, and the period set forth in an Issuance Notice shall immediately terminate; provided, however, that (A) such suspension and termination shall not affect or impair either party's obligations with respect to any Shares placed or sold hereunder prior to the receipt of such notice; (B) if the Company suspends or terminates any sale of Shares after the relevant Agent confirms such sale to the Company, the Company shall still be obligated to comply with Section 3(b)(v) with respect to such Shares; and (C) if the Company defaults in its obligation to deliver Shares on a Settlement Date, the Company agrees that it will hold each Agent harmless against any loss, claim, damage or expense (including, without limitation, penalties, interest and reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company. The parties hereto acknowledge and agree that, in performing its obligations under this Agreement, each Agent may borrow Common Shares from stock lenders in the event that the Company has not delivered Shares to settle sales as required by subsection (v) above, and may use the Shares to settle or close out such borrowings.  The Company agrees that no such notice shall be effective against such Agent unless it is made to the persons identified in writing by the Agents pursuant to Section 3(b)(i).

 (vii) No Guarantee of Placement, Etc.  The Company acknowledges and agrees that (A) there can be no assurance that the Agents will be successful in placing Shares; (B) the Agents will incur no liability or obligation to the Company or any other Person if they do not sell Shares; and (C) the Agents shall be under no obligation to purchase Shares on a principal basis pursuant to this Agreement, except as otherwise specifically agreed by the Agents and the Company.

(viii) Material Non-Public Information.  Notwithstanding any other provision of this Agreement, the Company and the Agents agree that the Company shall not deliver any Issuance Notice to the Agents, and the Agents shall not be obligated to place any Shares, during any period in which the Company is in possession of material non-public information.

(c) Fees.  As compensation for services rendered, the Company shall pay to the relevant Agent, on the applicable Settlement Date, the Selling Commission for the applicable Issuance Amount (including with respect to any suspended or terminated sale pursuant to Section 3(b)(vi)) by such Agent deducting the Selling Commission from the applicable Issuance Amount and such Selling Commission shall be distributed among the Agents as agreed to by the parties.

(d) Expenses.  The Company agrees to pay all costs, fees and expenses incurred in connection with the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including without limitation (i) all expenses incident to the issuance and delivery of the Shares (including all printing and engraving costs); (ii) all fees and expenses of the registrar and transfer agent of the Shares; (iii) all necessary issue, transfer and other stamp taxes in connection with the issuance and sale of the Shares; (iv) all fees and expenses of the Company's counsel, independent public or certified public accountants and other advisors; (v) all costs and expenses incurred in connection with the preparation, printing, filing, shipping and distribution of the Registration Statement and the Canadian Base Prospectus (including financial statements, exhibits, schedules, consents and certificates of experts), the Prospectuses, any Free Writing Prospectus (as defined below) prepared by or on behalf of, used by, or referred to by the Company, and all amendments and supplements thereto, and this Agreement; (vi) all filing fees, attorneys' fees and expenses incurred by the Company or the Agents in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Shares for offer and sale under the state securities or blue sky laws or the provincial securities laws of Canada, and, if requested by the Agents, preparing and printing a "Blue Sky Survey" or memorandum, and any supplements thereto, advising the Agents of such qualifications, registrations, determinations and exemptions; (vii) the reasonable fees and disbursements of the Agent's US and Canadian counsel, including the reasonable fees and expenses of counsel for the Agent in connection with, FINRA review, if any, and approval of the Agent's participation in the offering and distribution of the Shares; (viii) the filing fees incident to FINRA review, if any; and (ix) the fees and expenses associated with listing the Shares on the TSX and the NYSE. The fees and disbursements of the Agents' U.S. counsel shall not exceed (A) US$75,000 in connection with the first Issuance Notice and (B) US$15,000 in connection with each Triggering Event Date (as defined below) on which the Company is required to provide a certificate pursuant to Section 4(o). The fees and disbursements of the Agents' Canadian counsel shall not exceed (A) C$50,000 in connection with the first Issuance Notice and (B) C$7,500 in connection with each Triggering Event Date (as defined below) on which the Company is required to provide a certificate pursuant to Section 4(o). Notwithstanding the forgoing, all fees paid to, and expense reimbursement of, the Agents in connection with the offering of the Shares pursuant to this Agreement will not in the aggregate exceed 8% of the total Issuance Amount.

Section 4.  ADDITIONAL COVENANTS

The Company covenants and agrees with the Agents as follows, in addition to any other covenants and agreements made elsewhere in this Agreement:

(a) Exchange Act Compliance; Canadian Securities Laws Compliance.  During the Agency Period, the Company shall file, on a timely basis, with the Commission all reports and documents required to be filed under Section 13, 14 or 15 of the Exchange Act in the manner and within the time periods required by the Exchange Act and file, on a timely basis, with the Canadian Qualifying Authorities all reports and documents required to be filed pursuant to applicable Canadian Securities Laws, as appropriate; and either (i) include in its quarterly and annual management's discussion and analysis, a summary detailing, for the relevant reporting period, (1) the number of and average price of Shares sold through the Agents pursuant to this Agreement and (2) the aggregate gross proceeds and aggregate net proceeds raised by the Company from such sales and the aggregate commissions paid or payable in respect of such sales, in each case during such relevant reporting period or (ii) prepare a prospectus supplement containing, or include in such other filing permitted by the Securities Act or Exchange Act (each an "Interim Prospectus Supplement"), such summary information and, at least once a quarter and subject to this Section 4, file such Interim Prospectus Supplement pursuant to Rule 424(b) under the Securities Act (and within the time periods required by Rule 424(b) and Rule 430B under the Securities Act).

The Company will use commercially reasonable efforts to comply with all requirements imposed upon it by the Canadian Securities Laws as from time to time in force, so far as necessary to permit the continuance of sales of or dealings in, the Shares as contemplated by the provisions of this Agreement, the Registration Statement and the Prospectuses.

(b) Securities Act Compliance.  After the date of this Agreement, the Company shall promptly advise the Agents in writing (i) of the receipt of any comments of, or requests for additional or supplemental information from, the Commission or the Canadian Qualifying Authorities; (ii) of the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to the Canadian Base Prospectus, the Prospectuses or any Free Writing Prospectus; (iii) of the time and date that any post-effective amendment to the Registration Statement becomes effective; and (iv) of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto, or any amendment or supplement to the Canadian Base Prospectus, the Prospectuses or of any order preventing or suspending the use of any Free Writing Prospectus or the Prospectuses, or of any proceedings to remove, suspend or terminate from listing or quotation the Common Shares from any securities exchange upon which they are listed for trading or included or designated for quotation, or of the threatening or initiation of any proceedings for any of such purposes. If the Commission or the Canadian Qualifying Authorities shall enter any such stop or other order at any time, the Company will use its commercially reasonable efforts to obtain the lifting of such order as soon as reasonably practicable. Additionally, the Company agrees that it shall comply with the provisions of Rule 424(b) and Rule 433, as applicable, under the Securities Act and will use its commercially reasonable efforts to confirm that any filings made by the Company under such Rule 424(b) or Rule 433 were received in a timely manner by the Commission.

(c) Amendments and Supplements to the Prospectus and Other Securities Act Matters.  If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses so that the Prospectuses do not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances, not misleading, or so that the Prospectuses do not contain a misrepresentation as defined under Canadian Securities Laws, or if in the reasonable opinion of the Agents or counsel for the Agents it is otherwise necessary to amend or supplement the Prospectuses to comply with applicable laws, including the Securities Act or Canadian Securities Laws, the Company agrees (subject to Section 4(d) and 4(f)) that it will cause (i) each amendment or supplement to the U.S. Prospectuses to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (ii) each amendment or supplement to the Canadian Prospectuses to be filed with the Canadian Qualifying Authorities as required pursuant to Canadian Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, so that the statements in the Prospectuses as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances, be misleading so that such Prospectuses do not contain a misrepresentation or so that the Prospectuses, as amended or supplemented, will comply with applicable laws, including the Securities Act and Canadian Securities Laws. Neither the Agents' consent to, or delivery of, any such amendment or supplement shall constitute a waiver of any of the Company's obligations under Sections 4(d) and 4(f).

(d) Agents' Review of Proposed Amendments and Supplements.  Prior to amending or supplementing the Registration Statement or the Prospectuses (excluding any amendment or supplement through incorporation of any report or document filed under the Exchange Act or pursuant to Canadian Securities Laws), the Company shall furnish to the Agents for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each such proposed amendment or supplement, and the Company shall not file or use any such proposed amendment or supplement without the Agents' prior consent, with such consent not to be unreasonably withheld or delayed.

(e) Use of Free Writing Prospectus. Neither the Company nor the Agents have prepared, used, referred to or distributed, or will prepare, use, refer to or distribute, without the other party's prior written consent, any "written communication" that constitutes a "free writing prospectus" as such terms are defined in Rule 405 under the Securities Act with respect to the offering contemplated by this Agreement (any such free writing prospectus being referred to herein as a "Free Writing Prospectus").

(f) Free Writing Prospectuses.  The Company shall furnish to the Agents for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each proposed free writing prospectus or any amendment or supplement thereto to be prepared by or on behalf of, used by, or referred to by the Company and the Company shall not file, use or refer to any proposed free writing prospectus or any amendment or supplement thereto without the Agents' consent, with such consent not to be unreasonably withheld.  The Company shall furnish to the Agents, without charge, as many copies of any free writing prospectus prepared by or on behalf of, or used by the Company, as the Agents may reasonably request.  If at any time when a prospectus is required by the Securities Act (including, without limitation, pursuant to Rule 173(d)) or Canadian Securities Laws to be delivered in connection with sales of the Shares (but in any event if at any time through and including the date of this Agreement) there occurred or occurs an event or development as a result of which any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company conflicted or would conflict with the information contained in the Registration Statement or the Prospectuses or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, or would contain a misrepresentation as defined under Canadian Securities Laws, the Company shall promptly amend or supplement such free writing prospectus to eliminate or correct such conflict or so that the statements in such free writing prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such subsequent time, not misleading, or would not contain such a misrepresentation, as the case may be; provided, however, that prior to amending or supplementing any such free writing prospectus, the Company shall furnish to the Agents for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of such proposed amended or supplemented free writing prospectus and the Company shall not file, use or refer to any such amended or supplemented free writing prospectus without the Agent's consent, with such consent not to be unreasonably withheld.

(g) Filing of Agent Free Writing Prospectuses.  The Company shall not take any action that would result in the Agents or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Agent that the Agents otherwise would not have been required to file thereunder.

(h) Copies of Registration Statement and Prospectuses.  After the date of this Agreement through the last time that a prospectus is required by the Securities Act (including, without limitation, pursuant to Rule 173(d)) or Canadian Securities Laws to be delivered in connection with sales of the Shares, the Company agrees to furnish the Agents with copies (which may be electronic copies) of the Registration Statement and each amendment thereto, and with copies of the Prospectuses and each amendment or supplement thereto in the form in which it is filed with the Commission pursuant to the Securities Act or with the Canadian Qualifying Authorities, as applicable, both in such quantities as the Agents may reasonably request from time to time; and, if the delivery of a prospectus is required under the Securities Act or under Canadian Securities Laws or under the blue sky or securities laws of any jurisdiction at any time on or prior to the applicable Settlement Date for any period set forth in an Issuance Notice in connection with the offering or sale of the Shares and if at such time any event has occurred as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectuses are delivered, not misleading, or would contain a misrepresentation as defined under Canadian Securities Laws, or, if for any other reason it is necessary during such same period to amend or supplement the Prospectuses or to file under the Exchange Act or Canadian Securities Laws any document incorporated by reference into the Prospectuses in order to comply with the Securities Act or the Exchange Act or Canadian Securities Laws, to notify the Agents and to request that the Agents suspend offers to sell Shares (and, if so notified, the Agents shall cease such offers as soon as practicable); and if the Company decides to amend or supplement the Registration Statement or the Prospectuses as then amended or supplemented, to advise the Agents promptly by telephone (with confirmation in writing) and to prepare and cause to be filed promptly with the Commission and if necessary the Canadian Qualifying Authorities, an amendment or supplement to the Registration Statement or the Prospectuses as then amended or supplemented that will correct such statement or omission or effect such compliance; provided, however, that if during such same period the Agents are required to deliver a prospectus in respect of transactions in the Shares, the Company shall promptly prepare and file with the Commission or Canadian Qualifying Authorities, as applicable, such an amendment or supplement.

(i) Blue Sky Compliance.  The Company shall cooperate with the Agents and counsel for the Agents to qualify or register the Shares for sale under (or obtain exemptions from the application of) the state securities or blue sky laws of those jurisdictions designated by the Agents, shall comply with such laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the distribution of the Shares.  The Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any such jurisdiction where it is not presently qualified or where it would be subject to taxation as a foreign corporation.  The Company will advise the Agents promptly of the suspension of the qualification or registration of (or any such exemption relating to) the Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its commercially reasonable efforts to obtain the withdrawal thereof at the earliest possible moment.

(j) Earnings Statement.  As soon as reasonably practicable, the Company will make generally available to its security holders and to the Agents an earnings statement (which need not be audited) covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 under the Securities Act.

(k) Listing; Reservation of Shares.  (a)  The Company will use its commercially reasonable efforts to maintain the listing of the Shares on the TSX and the NYSE; and (b) the Company will reserve and keep available at all times, free of preemptive rights, Shares for the purpose of enabling the Company to satisfy its obligations under this Agreement.

(l) Transfer Agent.  The Company shall engage and maintain, at its expense, a registrar and transfer agent for the Shares.

(m) Due Diligence.  During the term of this Agreement, the Company will reasonably cooperate with any reasonable due diligence review conducted by the Agents in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during normal business hours and at the Company's principal offices, as the Agents may reasonably request from time to time.

(n) Representations and Warranties.  The Company acknowledges that each delivery of an Issuance Notice and each delivery of Shares on a Settlement Date shall be deemed to be (i) an affirmation to the Agents that the representations and warranties of the Company contained in or made pursuant to this Agreement are true and correct as of the date of such Issuance Notice or of such Settlement Date, as the case may be, as though made at and as of each such date, except as may be disclosed in the Prospectuses (including any documents incorporated by reference therein and any supplements thereto); and (ii) an undertaking that the Company will advise the Agents if any of such representations and warranties will not be true and correct as of the Settlement Date for the Shares relating to such Issuance Notice, as though made at and as of each such date (except that such representations and warranties shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented relating to such Shares and as any such representation or warranty is, by its express terms, limited to a specific date).

(o) Deliverables at Triggering Event Dates; Certificates. The Company agrees that on or prior to the date of the first Issuance Notice and, during the term of this Agreement after the date of the first Issuance Notice, upon:

 (A) the filing of an amendment or supplement of any Registration Statement or Prospectuses (other than a prospectus supplement relating solely to an offering of securities other than the Shares or a prospectus filed pursuant to Section 4(a)(ii), by means of a post-effective amendment, sticker or supplement, but not by means of incorporation of documents by reference into the Registration Statement or Prospectuses; or

 (B) the filing with the Commission of an Annual Report on Form 40-F (or Form 20-F) (an "Annual Report") or quarterly financial information on Form 6-K (including any such filings that contain amended financial information or a material amendment to the previously filed Annual Report or quarterly financial information on Form 6-K), or equivalent filings in Canada, in each case, of the Company;

(any such event, a "Triggering Event Date"), the Company shall furnish the Agents with a certificate as of the Triggering Event Date, in the form and substance satisfactory to the Agents and their counsel, substantially similar to the form previously provided to the Agents and their counsel, modified, as necessary, to relate to the Registration Statement and the Prospectuses as amended or supplemented, (A) confirming that the representations and warranties of the Company contained in this Agreement are true and correct, (B) that the Company has performed all of its obligations hereunder to be performed on or prior to the date of such certificate and as to the matters set forth in Section 5(a)(iii) hereof, and (C) containing any other certification that the Agents shall reasonably request. The requirement to provide a certificate under this Section 4(o) shall be waived for any Triggering Event Date occurring at a time when no Issuance Notice is pending or a suspension is in effect, which waiver shall continue until the earlier to occur of the date the Company delivers instructions for the sale of Shares hereunder (which for such calendar quarter shall be considered a Triggering Event Date) and the next occurring Triggering Event Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Triggering Event Date when a suspension was in effect and did not provide the Agents with a certificate under this Section 4(o), then before the Company delivers the instructions for the sale of Shares or the Agents sell any Shares pursuant to such instructions, the Company shall provide the Agents with a certificate in conformity with this Section 4(o) dated as of the date that the instructions for the sale of Shares are issued.

(p) Legal Opinions.  On or prior to the date of the first Issuance Notice and on or prior to each Triggering Event Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(o) for which no waiver is applicable and excluding the date of this Agreement, the Company shall cause to be furnished to the Agents (i) a negative assurances letter and the written legal opinion of Dorsey & Whitney LLP, United States counsel to the Company, (ii) a written legal opinion of Cassels Brock & Blackwell LLP, Canadian counsel to the Company and (iii) in respect of each Triggering Event Date in connection with the filing of an Annual Report, (A) a written legal opinion of Erwin Thompson Faillers, (B) a written legal opinion of Alfaro Abogados and (C) written legal opinions as to securities matters of local counsel in the Canadian Qualifying Jurisdictions other than the Provinces of British Columbia, Alberta and Ontario, in the cases of (i)-(iii), each dated the date of delivery, in form and substance reasonably satisfactory to Agents and their counsel, substantially similar to the form previously provided to the Agents and their counsel, modified, as necessary, to relate to the Registration Statement and the Prospectuses as then amended or supplemented; provided, however, that the Company shall be required to furnish no more than one opinion hereunder per calendar quarter. In lieu of such opinions for subsequent periodic filings, in the discretion of the Agents, the Company may furnish a reliance letter from such counsel to the Agents, permitting the Agents to rely on a previously delivered opinion letter, modified as appropriate for any passage of time or Triggering Event Date (except that statements in such prior opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended or supplemented as of such Triggering Event Date). In connection with every delivery of a negative assurance letter of Dorsey & Whitney LLP pursuant to this Section 4(p), the Agents shall have received a negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel to the Agents.

(q) Title Opinion. On or prior to the date of the first Issuance Notice and on or prior to (i) the filing by the Company of an Annual Report, (ii) any material change to the ownership or title of the Company to the Mining Rights in respect of the Mineral Properties or (iii) the determination by the Company that any other property is material to the Company, the Company shall cause to be furnished to the Agents a written opinion of other counsel satisfactory to the Agents as to the ownership and title of the Company to the Mining Rights in respect of the Mineral Properties and any such other material property; provided, however, that the Company shall not be required to deliver such opinion if during such period the Company is not obligated to deliver a certificate pursuant to Section 4(o) as a result of a waiver from such requirement.

(r) Comfort Letter. On or prior to the date of the first Issuance Notice and on or prior to each Triggering Event Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(o) for which no waiver is applicable and excluding the date of this Agreement, the Company shall cause PricewaterhouseCoopers LLP, the independent registered public accounting firm who has audited the financial statements incorporated by reference into the Registration Statement and the Prospectuses, to furnish the Agents a comfort letter, dated the date of delivery, in form and substance reasonably satisfactory to the Agents and their counsel, substantially similar to the form previously provided to the Agents and their counsel; provided, however, that any such comfort letter will only be required on the Triggering Event Date specified to the extent that it contains consolidated financial statements filed with the Commission under the Exchange Act or with the Canadian Qualifying Authorities and incorporated or deemed to be incorporated by reference into the Prospectuses. If requested by the Agents, the Company shall also cause a comfort letter to be furnished to the Agents within ten (10) Trading Days of the date of occurrence of any material transaction or event requiring the filing of a report on Form 6-K containing material amended financial information of the Company, including the restatement of the Company's consolidated financial statements. The Company shall be required to furnish no more than one comfort letter hereunder per calendar quarter.

(s) Secretary's Certificate. On or prior to the date of the first Issuance Notice and on or prior to each Triggering Event Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(o) for which no waiver is applicable, the Company shall furnish to the Agents a certificate executed by the Secretary of the Company, signing in such capacity, dated the date of delivery (i) certifying that attached thereto are true and complete copies of the resolutions duly adopted by the Board of Directors of the Company authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the issuance of the Shares pursuant to this Agreement), which authorization shall be in full force and effect on and as of the date of such certificate, (ii) certifying and attesting to the office, incumbency, due authority and specimen signatures of each Person who executed this Agreement for or on behalf of the Company, and (iii) containing any other certification that the Agents shall reasonably request.

(t) Agents' Own Account; Clients' Account.  The Company consents to the Agents trading, in compliance with applicable laws, in the Common Shares for the Agents' own account and for the account of their clients at the same time as sales of the Shares occur pursuant to this Agreement.

(u) Investment Limitation.  The Company shall not invest, or otherwise use the proceeds received by the Company from its sale of the Shares in such a manner as would require the Company or any of its subsidiaries to register as an investment company under the Investment Company Act.

(v) Market Activities.  The Company will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Shares or any other reference security, whether to facilitate the sale or resale of the Shares or otherwise, and the Company will, and shall cause each of its affiliates to, comply with all applicable provisions of Regulation M and substantively equivalent provisions under Canadian Securities Laws.  If the limitations of Rule 102 of Regulation M ("Rule 102") do not apply with respect to the Shares or any other reference security pursuant to any exception set forth in Section (d) of Rule 102, then promptly upon notice from the Agents (or, if later, at the time stated in the notice), the Company will, and shall cause each of its affiliates to, comply with Rule 102 as though such exception were not available but the other provisions of Rule 102 (as interpreted by the Commission) did apply. The Company shall promptly notify the Agents if it no longer meets the requirements set forth in Section (d) of Rule 102.

(w) Notice of Other Sale.  Without the written consent of Jefferies LLC and National Bank Financial Inc., the Company will not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Common Shares, securities convertible into or exchangeable for Common Shares or warrants or other rights to purchase or acquire Common Shares (other than Shares hereunder) (each, a "Proposed Transaction"), during the period beginning on the third Trading Day immediately prior to the date on which any Issuance Notice is delivered to the Agents hereunder and ending on the third Trading Day immediately following the Settlement Date with respect to Shares sold pursuant to such Issuance Notice. The Company will not directly or indirectly enter into any other "at the market" or continuous equity transaction offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Common Shares (other than the Shares offered pursuant to this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire, Common Shares prior to the termination of this Agreement. Notwithstanding the foregoing, such requirements and restrictions will not be applicable in connection with the Company's (i) issuance or sale of Common Shares, options to purchase Common Shares, equity awards to purchase Common Shares or Common Shares issuable upon the exercise of options or other equity awards pursuant to any employee or director share option, incentive or benefit plan, share purchase or ownership plan, long-term incentive plan, dividend reinvestment plan, inducement award under TSX or NYSE rules or other compensation plan of the Company or its subsidiaries, as in effect on the date of this Agreement, (ii) issuance or sale of Common Shares issuable upon exchange, conversion or redemption of securities or the exercise or vesting of warrants, options or other equity awards outstanding at the date of this Agreement, (iii) issuance or sale of Common Shares or securities convertible into or exchangeable for Common Shares as consideration for mergers, acquisitions, other business combinations, joint ventures or strategic alliances or commercial transactions or arrangements occurring after the date of this Agreement which are not used for capital raising purposes, provided that the aggregate number of Common Shares issued or sold under this subsection (iii) shall not exceed 5% of the number of Common Shares outstanding immediately prior to giving effect to such issuance and (iv) modification of any outstanding options, warrants or any other rights to purchase or acquire Common Shares.

Section 5.  CONDITIONS TO DELIVERY OF ISSUANCE NOTICES AND TO SETTLEMENT

(a) Conditions Precedent to the Right of the Company to Deliver an Issuance Notice and the Obligation of the Agents to Sell Shares.  The right of the Company to deliver an Issuance Notice hereunder is subject to the satisfaction, on the date of delivery of such Issuance Notice, and the obligation of each Agent to use its commercially reasonable efforts to place Shares during the applicable period set forth in the Issuance Notice is subject to the satisfaction, on each Trading Day during the applicable period set forth in the Issuance Notice, of each of the following conditions:

(i) Accuracy of the Company's Representations and Warranties; Performance by the Company.  The Company shall have delivered the certificate required to be delivered pursuant to Section 4(o) on or before the date on which delivery of such certificate is required pursuant to Section 4(o). The Company shall have performed, satisfied and complied with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to such date, including, but not limited to, the covenants contained in Section 4(p), Section 4(q), Section 4(r) and Section 4(s).

(ii) No Injunction.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby that prohibits or directly and materially adversely affects any of the transactions contemplated by this Agreement, and no proceeding shall have been commenced that may have the effect of prohibiting or materially adversely affecting any of the transactions contemplated by this Agreement.

(iii) Material Adverse Changes. Except as disclosed in the Prospectus and the Time of Sale Information, (a) in the judgment of the Agents, there shall not have occurred any Material Adverse Change; and (b) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any securities of the Company or any of its subsidiaries by any "nationally recognized statistical rating organization" as such term is defined for purposes of Section 3(a)(62) of the Exchange Act.

(iv) No Suspension of Trading in or Delisting of Common Shares; Other Events.  The trading of the Common Shares (including without limitation the Shares) shall not have been suspended by the Commission, the Canadian Qualifying Authorities, the NYSE, the TSX or FINRA and the Common Shares (including without limitation the Shares) shall have been approved for listing or quotation on and shall not have been delisted from the NYSE, the TSX or any of their constituent markets.  There shall not have occurred (and be continuing in the case of occurrences under clauses (i) and (ii) below) any of the following:  (i) trading or quotation in any of the Company's securities shall have been suspended or limited by the Commission or by the NYSE or the TSX or trading in securities generally on either the NYSE or the TSX shall have been suspended or limited, or minimum or maximum prices shall have been generally established on any of such stock exchanges by the Commission, the Canadian Qualifying Authorities or FINRA; (ii) a general banking moratorium shall have been declared by any of U.S. or Canadian federal or New York authorities; or (iii) there shall have occurred any outbreak or escalation of national or international hostilities or any crisis or calamity, or any change in the United States or international financial markets, or any substantial change or development involving a prospective substantial change in United States', Canadian or international political, financial or economic conditions, as in the judgment of the Agents, is material and adverse and makes it impracticable to market the Shares in the manner and on the terms described in the Prospectuses or to enforce contracts for the sale of securities.

(v) Approval for Listing. The Shares shall have been (i) authorized for listing on the NYSE, subject only to notice of issuance; and (ii) conditionally approved for listing on the TSX, subject only to fulfilling customary conditions with the TSX.

(b) Documents Required to be Delivered on each Issuance Notice Date.  The Agents' obligation to use its commercially reasonable efforts to place Shares hereunder shall additionally be conditioned upon the delivery to the Agents on or before the Issuance Notice Date of a certificate in form and substance reasonably satisfactory to the applicable Agent, executed by the Chief Executive Officer, President or Chief Financial Officer of the Company, to the effect that all conditions to the delivery of such Issuance Notice shall have been satisfied as at the date of such certificate (which certificate shall not be required if the foregoing representations shall be set forth in the Issuance Notice).

(c) No Misstatement or Material Omission. The Agents shall not have advised the Company that the Registration Statement, the Prospectuses or the Time of Sale Information, or any amendment or supplement thereto, contains an untrue statement of fact that in the Agents' reasonable opinion is material, or omits to state a fact that in the Agents' reasonable opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading or contains a misrepresentation as defined under Canadian Securities Laws.

Section 6.  INDEMNIFICATION AND CONTRIBUTION

(a) Indemnification of the Agents.  The Company agrees to indemnify and hold harmless each Agent, its officers and employees, and each person, if any, who controls each Agent within the meaning of the Securities Act or the Exchange Act against any loss, claim, damage, liability or expense, as incurred, to which each Agent or such officer, employee or controlling person may become subject, under the Securities Act, the Exchange Act, Canadian Securities Laws, other federal, provincial or state statutory law or regulation, or the laws or regulations of foreign jurisdictions where Shares have been offered or sold or at common law or otherwise (including in settlement of any litigation), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectuses, or any amendment thereto, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) any untrue statement or alleged untrue statement of a material fact contained in any Free Writing Prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) of the Securities Act or the Prospectuses (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; (iii) the failure of the Canadian Base Prospectus or the Canadian Prospectuses or any amendment or supplement to the Canadian Base Prospectus or the Canadian Prospectuses to contain full, true and plain disclosure of all material facts relating to the Common Shares and to the Company or (iv) any act or failure to act or any alleged act or failure to act by the Agents in connection with, or relating in any manner to, the Common Shares or the offering contemplated hereby, and which is included as part of or referred to in any loss, claim, damage, liability or action arising out of or based upon any matter covered by clause (i), (ii) or (iii) above, provided that the Company shall not be liable under this clause (iv) to the extent that a court of competent jurisdiction shall have determined by a final judgment that such loss, claim, damage, liability or action resulted directly from any such acts or failures to act undertaken or omitted to be taken by an Agent through its bad faith, or willful misconduct, and to reimburse the Agents and each such officer, employee and controlling person for any and all expenses (including the fees and disbursements of counsel chosen by the Agents) as such expenses are reasonably incurred by the Agents or such officer, employee or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the foregoing indemnity agreement shall not apply to any loss, claim, damage, liability or expense to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by the Agents expressly for use in the Registration Statement, any such Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto), it being understood and agreed that the only such information furnished by the Agents to the Company consists solely of the names of the Agents.  The indemnity agreement set forth in this Section 6(a)  shall be in addition to any liabilities that the Company may otherwise have.

(b) Notifications and Other Indemnification Procedures.  Promptly after receipt by an indemnified party under this Section 6 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 6, notify the indemnifying party in writing of the commencement thereof, but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party for contribution or otherwise than under the indemnity agreement contained in this Section 6 or to the extent it is not prejudiced as a proximate result of such failure.  In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it shall elect, jointly with all other indemnifying parties similarly notified, by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that a conflict may arise between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties.  Upon receipt of notice from the indemnifying party to such indemnified party of such indemnifying party's election so to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 6 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed separate counsel in accordance with the proviso to the preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the fees and expenses of more than one separate counsel (together with local counsel), representing the indemnified parties who are parties to such action), which counsel (together with any local counsel) for the indemnified parties shall be selected by the Agents (in the case of counsel for the indemnified parties referred to in Section 6(a) above), (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action or (iii) the indemnifying party has authorized in writing the employment of counsel for the indemnified party at the expense of the indemnifying party, in each of which cases the fees and expenses of counsel shall be at the expense of the indemnifying party and shall be paid as they are incurred.

(c) Settlements.  The indemnifying party under this Section 6 shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party against any loss, claim, damage, liability or expense by reason of such settlement or judgment.  Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by Section 6(b) hereof, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request; and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement.  No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement, compromise or consent to the entry of judgment in any pending or threatened action, suit or proceeding in respect of which any indemnified party is or could have been a party and indemnity was or could have been sought hereunder by such indemnified party, unless such settlement, compromise or consent includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such action, suit or proceeding.

(d) Contribution.  If the indemnification provided for in this Section 6 is for any reason held to be unavailable to or otherwise insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount paid or payable by such indemnified party, as incurred, as a result of any losses, claims, damages, liabilities or expenses referred to therein (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Agents, on the other hand, from the offering of the Shares pursuant to this Agreement; or (ii) if the allocation provided by clause (i) above is not permitted by applicable laws, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and the Agents, on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations.  The relative benefits received by the Company, on the one hand, and the Agents, on the other hand, in connection with the offering of the Shares pursuant to this Agreement shall be deemed to be in the same respective proportions as the total gross proceeds from the offering of the Shares (before deducting expenses) received by the Company bear to the total commissions received by the Agents.  The relative fault of the Company, on the one hand, and the Agents, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company, on the one hand, or the Agents, on the other hand, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

 The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 6(b), any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim.  The provisions set forth in Section 6(b) with respect to notice of commencement of any action shall apply if a claim for contribution is to be made under this Section 6(d); provided, however, that no additional notice shall be required with respect to any action for which notice has been given under Section 6(b) for purposes of indemnification.

 The Company and the Agents agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 6(d).

 Notwithstanding the provisions of this Section 6(d), the Agents shall not be required to contribute any amount in excess of the agent fees received by the Agents in connection with the offering contemplated hereby.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  For purposes of this Section 6(d), each officer and employee of the Agents and each person, if any, who controls each Agent within the meaning of the Securities Act or the Exchange Act shall have the same rights to contribution as the Agents, and each director of the Company, each officer of the Company who signed the Registration Statement or the Canadian Prospectuses, and each person, if any, who controls the Company with the meaning of the Securities Act and the Exchange Act shall have the same rights to contribution as the Company.

Section 7.  TERMINATION & SURVIVAL

(a) Term.  Subject to the provisions of this Section 7, the term of this Agreement shall continue from the date of this Agreement until the end of the Agency Period, unless earlier terminated by the parties to this Agreement pursuant to this Section 7.

(b) Termination; Survival Following Termination.

(i)  The Company shall have the right, by giving ten (10) days' written notice to terminate this Agreement in its sole discretion with respect to one Agent or the entire Agreement; provided that, (A) if the Company terminates this Agreement after an Agent confirms to the Company any sale of Shares, the Company shall remain obligated to comply with Section 3(b)(v) with respect to such Shares and (B) Section 2, Section 6, Section 7 and Section 8 shall survive termination of this Agreement.  If termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall nevertheless settle in accordance with the terms of this Agreement.

(ii)  Each of the Agents shall have the right, by giving ten (10) days' written notice to terminate this Agreement in its sole discretion with respect to itself, but not with respect to any other Agent, at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 2, Section 6, Section 7 and Section 8 shall survive termination of this Agreement. If termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall nevertheless settle in accordance with the terms of this Agreement

(iii) In addition to the survival provision of Section 7(b)(i) and Section 7(b)(ii), the respective indemnities, agreements, representations, warranties and other statements of the Company, of its officers and of the Agents set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of the Agents or the Company or any of its or their partners, officers or directors or any controlling person, as the case may be, and, anything herein to the contrary notwithstanding, will survive delivery of and payment for the Shares sold hereunder and any termination of this Agreement.

Section 8.  MISCELLANEOUS

(a) Press Releases and Disclosure.  The Company shall issue a press release describing the material terms of the transactions contemplated hereby as soon as practicable following the date of this Agreement, and shall furnish with the Commission on Form 6-K, with this Agreement attached as an exhibit thereto, and make similar filings in Canada, describing the material terms of the transactions contemplated hereby, and the Company shall consult with the Agents prior to making such disclosures, and the parties hereto shall use all commercially reasonable efforts, acting in good faith, to agree upon a text for such disclosures that is reasonably satisfactory to all parties hereto. No party hereto shall issue thereafter any press release or like public statement (including, without limitation,  any disclosure required in reports filed with the Commission pursuant to the Exchange Act or with the Canadian Qualifying Authorities pursuant to Canadian Securities Laws) related to this Agreement or any of the transactions contemplated hereby without the prior written approval of the other party hereto, except as may be necessary or appropriate in the reasonable opinion of the party seeking to make disclosure to comply with the requirements of applicable laws or stock exchange rules. If any such press release or like public statement is so required, the party making such disclosure shall consult with the other party prior to making such disclosure, and the parties shall use all commercially reasonable efforts, acting in good faith, to agree upon a text for such disclosure that is reasonably satisfactory to all parties hereto.

(b) No Advisory or Fiduciary Relationship.  The Company acknowledges and agrees that (i) the transactions contemplated by this Agreement, including the determination of any fees, are arm's-length commercial transactions between the Company and the Agents, (ii) when acting as a principal under this Agreement, each Agent is and has been acting solely as a principal is not the agent or fiduciary of the Company, or its stockholders, creditors, employees or any other party, (iii) the Agents have not assumed nor will assume an advisory or fiduciary responsibility in favor of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Agents have advised or are currently advising the Company on other matters) and the Agents do not have any obligation to the Company with respect to the transactions contemplated hereby except the obligations expressly set forth in this Agreement, (iv) each of the Agents and its respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (v) none of the Agents has provided any legal, accounting, regulatory or tax advice with respect to the transactions contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(c) Research Analyst Independence.  The Company acknowledges that each Agent's research analysts and research departments are required to and should be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and as such the Agents' research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company or the offering that differ from the views of their respective investment banking divisions.  The Company understands that each Agent is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

(d) Notices.  All communications hereunder shall be in writing and shall be mailed, hand delivered or telecopied and confirmed to the parties hereto as follows:

If to the Agents:

Jefferies LLC
520 Madison Avenue
New York, NY 10022
Attention: General Counsel

 Email: ______________________

Jefferies Securities, Inc.

161 Bay Street, Suite 2600

Toronto, Ontario M5J 2S1

Attention: General Counsel

Email: ______________________

National Bank Financial, Inc.

475 Howe St. Suite 3000

Vancouver, British Columbia V6C 2B3

Attention: Darren Grant

Email: ______________________

National Bank of Canada Financial Inc.

The Park Avenue Tower, 8th Floor, 65 East 55th Street

New York, NY 10022

Attention: Darren Grant

Email: ______________________

Stifel, Nicolaus & Company, Incorporated

7200 Wisconsin Avenue, Suite 310

Bethesda, Maryland 20814

Attention: Dan Covatta and John Shaduk

Email: ______________________

Stifel Nicolaus Canada Inc.

145 King Street West, Suite 300

Toronto, Ontario M5H 1J8

Attention: Dan Covatta and John Shaduk

Email: ______________________

Cormark Securities (USA) Ltd.

200 Bay Street, Suite 1800

Toronto, Ontario M5J 2J2

Attention: Paul Nieznalski

Email: ______________________

Cormark Securities Inc.

200 Bay Street, Suite 1800

Toronto, Ontario M5J 2J2

Attention: Paul Nieznalski

Email:  ______________________

BMO Capital Markets Corp.

3 Times Square, 25th Floor

New York, New York 10036

Attention: Legal Department

Email: ______________________

BMO Nesbitt Burns Inc.

100 King Street West

Toronto, Ontario M5X 2A1

Attention: Craig West

Email: ______________________

Canaccord Genuity LLC

99 High Street, 11th Floor

Boston, Massachusetts 02110

Attention: Capital Markets

Email: ______________________

Canaccord Genuity Corp.

161 Bay Street, Suite 3000

Toronto, Ontario M5J 2S1

Attention: Tom Jakubowski

Email: ______________________

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001-8602
Attention: Ryan J. Dzierniejko

Email: ______________________

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600

Vancouver British Columbia V7X 1L3

Attention: Bob Wooder and Kathleen Keilty

Email: ______________________

If to the Company:

 Lithium Americas Corp.
900 West Hastings Street, Suite 300
Vancouver, British Columbia V6C 1E5
Attention: Director, Legal Affairs

 Email: ______________________

with a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP
161 Bay Street, Suite 4310
Toronto, Ontario M5J 2S1
Attention: James B. Guttman
Email: ______________________

Cassels Brock & Blackwell LLP
40 King Street West, Suite 2100
Toronto, Ontario M5H 3C2
Attention: David Redford
Email: ______________________

Any party hereto may change the address for receipt of communications by giving written notice to the others in accordance with this Section 8(d).

(e) Successors.  This Agreement will inure to the benefit of and be binding upon the parties hereto, and to the benefit of the employees, officers and directors and controlling persons referred to in Section 6, and in each case their respective successors, and no other person will have any right or obligation hereunder.  The term "successors" shall not include any purchaser of the Shares as such from the Agents merely by reason of such purchase.

(f) Partial Unenforceability.  The invalidity or unenforceability of any Article, Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Article, Section, paragraph or provision hereof.  If any Article, Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

(g) Governing Law Provisions.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed in such state.  Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby ("Related Proceedings") may be instituted in the federal courts of the United States of America located in the Borough of Manhattan in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan in the City of New York (collectively, the "Specified Courts"), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a "Related Judgment"), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding.  Service of any process, summons, notice or document by mail to such party's address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court.  The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.

(h) Judgment Currency. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the "Judgment Currency") other than United States dollars, the Company will indemnify the Agents against any loss incurred by the Agents as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which the Agents are able to purchase United States dollars with the amount of judgment currency actually received by the Agents. The foregoing indemnity shall constitute a separate and independent obligation of the parties hereto and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

(i) General Provisions.  This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof.  This Agreement may be executed in two or more counterparts, each one of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and may be delivered by facsimile transmission or by electronic delivery of a portable document format (PDF) file.  This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit.  The Article and Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

[Signature Page Immediately Follows]

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company the enclosed copies hereof, whereupon this instrument, along with all counterparts hereof, shall become a binding agreement in accordance with its terms

Very truly yours,

LITHIUM AMERICAS CORP.

By:   /s/ Jonathan Evans

 Jonathan Evans

 Chief Executive Officer and President

 The foregoing Agreement is hereby confirmed and accepted by the Agents as of the date first above written.

JEFFERIES LLC

By: /s/ Donald Lynaugh
 Name: Donald Lynaugh

 Title: Managing Director

JEFFERIES SECURITIES, INC.

By: /s/ Donald Lynaugh
 Name: Donald Lynaugh
 Title: Managing Director

NATIONAL BANK FINANCIAL INC.

By: /s/ Darren Grant
 Name: Darren Grant
 Title: Director, Investment Banking

NATIONAL BANK OF CANADA FINANCIAL INC.

By: /s/ Melissa Tan
 Name: Melissa Tan
 Title: Director, Equity Capital Markets

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By: /s/ Wes Loyd
 Name: B. Wes Loyd
 Title: Director - IB

STIFEL NICOLAUS CANADA INC.

By: /s/ Wes Loyd
 Name: B. Wes Loyd
 Title: Director - IB

CORMARK SECURITIES (USA) LTD.

By: /s/ Julie Eisenstat
 Name: Julie Eisenstat
 Title: Chief Compliance Officer

CORMARK SECURITIES INC.

By: /s/ Darren Wallace
 Name: Darren Wallace
 Title: Managing Director, Investment Banking

BMO CAPITAL MARKETS CORP.

By: /s/ Philip Capen
 Name: Philip Capen
 Title: Director, Equity Capital Markets

BMO NESBITT BURNS INC.

By: /s/ Gregory Jones
 Name: Gregory Jones
 Title: Director, Investment Banking

CANACCORD GENUITY LLC

By: /s/ Jennifer Pardi
 Name: Jennifer Pardi
 Title: Managing Director

CANACCORD GENUITY CORP.

By: /s/ Tom Jakubowski
 Name: Tom Jakubowski
 Title: Managing Director, Global Head of Mining, Investment Bankin

EXHIBIT A

ISSUANCE NOTICE

[Date]

[Agent]

Attn: [__________]

Reference is made to the Open Market Sale Agreement between Lithium Americas Corp. (the "Company") and Jefferies LLC, National Bank of Canada Financial Inc., Stifel, Nicolaus & Company, Incorporated, Cormark Securities (USA) Ltd., BMO Capital Markets Corp., Canaccord Genuity LLC, National Bank Financial Inc., Jefferies Securities, Inc., Stifel Nicolaus Canada Inc., Cormark Securities Inc., BMO Nesbitt Burns Inc. and Canaccord Genuity Corp. (the "Agents") dated as of October 20, 2020.  The Company confirms that all conditions to the delivery of this Issuance Notice are satisfied as of the date hereof.

Date of Delivery of Issuance Notice (determined pursuant to Section 3(b)(i)): _______________________

Maximum Issuance Amount (equal to the total Sales Price for such Shares):

 [US/C]$_______________________________

Maximum Number of Shares to be sold during selling period:

Maximum [Number]/[Value or Percentage of Trading Volume] of Shares to be sold on each Trading Day:

Number of Trading Days in selling period: _______

First Trading Day of selling period:_______________________________

Last Trading Day of selling period:_______________________________

Specific Trading Days of selling period during which Shares may not be sold:

Settlement Date(s) if other than standard T+2 settlement:

Floor Price Limitation: [US/C]$ ____ per share

[Comments/Other Trading Instructions]:

A-1

LITHIUM AMERICAS CORP.

By:

 Name:

 Title:

B-2

Schedule A

Notice Parties

The Company

___________ ______________________________

___________ ______________________________

Jefferies LLC and Jefferies Securities, Inc.

___________ ______________________________

___________ ______________________________

National Bank of Canada Financial Inc. and National Bank Financial Inc.

___________ ______________________________

Stifel, Nicolaus & Company, Incorporated and Stifel Nicolaus Canada Inc.

___________ ______________________________

___________ ______________________________

Cormark Securities (USA) Ltd. and Cormark Securities Inc.

___________ ______________________________

BMO Capital Markets Corp. and BMO Nesbitt Burns Inc.

___________ ______________________________

___________ ______________________________

___________ ______________________________

Canaccord Genuity LLC and Canaccord Genuity Corp.

___________ ______________________________

___________ ______________________________

___________ ______________________________